                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended             September 30, 1998
                          -------------------------------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to _______________________

Commission file number                         1-2116
                       -------------------------------------------------------



               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                           (Full title of the Plan)





                       ARMSTRONG WORLD INDUSTRIES, INC.
                             2500 Columbia Avenue
                        Lancaster, Pennsylvania  17604
              (Name of issuer of the securities held pursuant to
          the Plan and the address of its principal executive office)

                                                                  Page No.
                                                                  -------


Item 1.  Statements of Net Assets                                    4
         ------------------------

         September 30, 1998 and 1997


Item 2.  Statements of Changes in Plan Equity                       6-9
         ------------------------------------

         (a)  Year ended September 30, 1998
         (b)  Year ended September 30, 1997
         (c)  Year ended September 30, 1996



Notes to Financial Statements                                      10-15
-----------------------------

Item 3.  Independent Auditors' Report                               16
         ----------------------------


Exhibits
--------

23.  Consent of Independent Auditors

                                   SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                 RETIREMENT SAVINGS PLAN FOR HOURLY-PAID
                                 EMPLOYEES OF ARMSTRONG WORLD INDUSTRIES, INC.



March 18, 1999                   By: /s/ Douglas L. Boles
                                     ------------------------------------------
                                     Douglas L. Boles
                                     Vice - Chairman of the Retirement Committee

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            Statements of Net Assets
                           September 30, 1998 and 1997

                                                                                         1998

                                     Commingled             Specialized            Low-Priced          Money            Fixed Income
                                     Equity Fund            Equity Fund            Stock Fund       Market Fund             Fund
                                     -----------            -----------            ----------       -----------             ----
Assets:
Investments in master trust
at fair value (note 3)                $8,583,441            $12,540,209              $168,683         $582,926         $46,277,835
                                      ----------            -----------              --------         --------         -----------

Total assets                          $8,583,441            $12,540,209              $168,683         $582,926         $46,277,835
                                      ----------            -----------              --------         --------         -----------

Plan equity                           $8,583,441            $12,540,209              $168,683         $582,926         $46,277,835
                                      ==========            ===========              ========         ========         ===========
                                                                        1998

                                        "OTC"                  Asset                Asset Mgr.       Asset Mgr.        Mid Cap Value
                                    Portfolio Fd.           Manager Fund           Income Fund      Growth Fund       Portfolio Fund
                                    -------------           ------------           -----------      -----------       --------------

Assets:
Investments in master trust
at fair value (note 3)                $2,238,113             $1,017,123               $94,315       $1,436,814            $458,830
                                      ----------             ----------               -------       ----------            --------

Total assets                          $2,238,113             $1,017,123               $94,315       $1,436,814            $458,830
                                      ----------             ----------               -------       ----------            --------

Plan equity                           $2,238,113             $1,017,123               $94,315       $1,436,814            $458,830
                                      ==========             ==========               =======       ==========            ========

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                            Statements of Net Assets
                           September 30, 1998 and 1997

                                   Global Equity          Armstrong            Overseas
                                  Portfolio Fund         Stock Fund              Fund
                                  --------------         ----------              ----
Assets:
Investments in master trust
at fair value (note 3)                 $139,500            $8,438,568             $41,636
                                       --------            ----------             -------

Total assets                           $139,500            $8,438,568             $41,636
                                       --------            ----------             -------

Plan equity                            $139,500            $8,438,568             $41,636
                                       ========            ==========             =======
                                         Value                Loan
                                     Portfolio Fund       Portfolio Fund            Total
                                     --------------       --------------            -----
Assets:
Investments in master trust
at fair value (note 3)                  $46,506            $2,272,842         $84,337,341
                                        -------            ----------         -----------

Total assets                            $46,506            $2,272,842         $84,337,341
                                        -------            ----------         -----------

Plan equity                             $46,506            $2,272,842         $84,337,341
                                        =======            ==========         ===========


The accompanying notes are an integral part of the financial statements.          (Continued)

                              RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                                     OF ARMSTRONG WORLD INDUSTRIES, INC.
                                         Statements of Net Assets

                                                              1997

                                               Commingled        Specialized          Money          Fixed Income       Armstrong
                                               Equity Fund       Equity Fund       Market Fund           Fund          Stock Fund
                                               -----------       -----------       -----------           ----          ----------
Assets:
Investments in master trust
at fair value (note 3)                          $7,455,996      $11,265,055           $733,693      $45,727,952        $9,711,278
                                                ----------      -----------           --------      -----------        ----------

Total assets                                    $7,455,996      $11,265,055           $733,693      $45,727,952        $9,711,278
                                                ----------      -----------           --------      -----------        ----------

Plan equity                                     $7,455,996      $11,265,055           $733,693      $45,727,952        $9,711,278
                                                ==========      ===========           ========      ===========        ==========

                              RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                                          Statements of Net Assets

                              "OTC"             Asset           Asset Mgr.          Asset Mgr.         Loan
                          Portfolio Fund     Manager Fund      Income Fund         Growth Fund     Portfolio Fund         Total
                          --------------     ------------      -----------         -----------     --------------         -----
Assets:
Investments in master trust
at fair value (note 3)        $2,096,966         $966,047          $73,122            $992,028        $2,295,906       $81,318,043
                              ----------         --------          -------            --------        ----------       -----------

Total assets                  $2,096,966         $966,047          $73,122            $992,028        $2,295,906       $81,318,043
                              ----------         --------          -------            --------        ----------       -----------

Plan equity                   $2,096,966         $966,047          $73,122            $992,028        $2,295,906       $81,318,043
                              ==========         ========          =======            ========        ==========       ===========

The accompanying notes are an integral part of the financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                      Statements of Changes in Plan Equity
                 Years Ended September 30, 1998, 1997, and 1996

                                                                                      1998

                                    Commingled        Specialized         Low-Priced             Money           Fixed Income
                                   Equity Fund        Equity Fund         Stock Fund          Market Fund            Fund
                                   -----------        -----------         ----------          -----------            ----
Plan equity at October 1, 1997     $7,455,996         $11,265,055         $       --            $733,693        $45,727,952
                                   ----------         -----------         ----------            --------        -----------


Increases in plan equity:

  Contributions                       495,303             924,620              12,740              60,163          3,361,949

  Dividends                           236,319             833,278              13,318              33,165                  -

  Interest                             17,008              30,922                 273               4,435          2,975,022


  Realized gain (loss) on
    investments (note 3)              289,916             352,659                (465)                  -                  -

  Loan activity, net                  (32,657)            (34,952)             (2,994)              2,420            (28,966)

                                   ----------          ----------          ----------          ----------         ----------

                                    1,005,889           2,106,527              22,872             100,183          6,308,005
                                   ----------          ----------          ----------          ----------         ----------


Decreases in plan equity:

  Unrealized appreciation
    (depreciation) of investments      98,226            (684,488)            (46,765)                  -                  -

  Benefits paid (note 4)             (274,019)           (501,878)                  -            (100,665)        (3,620,812)

  Transfers (to) from other
    employee benefit plans            (11,093)            (15,278)                  -              22,718           (185,481)

  Interfund transfers, net            308,442             370,271             192,576            (173,003)        (1,951,829)
                                   ----------          ----------          ----------          ----------         ----------

                                      121,556            (831,373)            145,811            (250,950)        (5,758,122)
                                   ----------          ----------          ----------          ----------         ----------


Plan equity at September 30,1998   $8,583,441         $12,540,209            $168,683            $582,926        $46,277,835
                                   ==========         ===========            ========            ========        ===========



                  RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                      Statements of Changes in Plan Equity
                 Years Ended September 30, 1998, 1997, and 1996


                                    Global Equity        Armstrong            Overseas
                                   Portfolio Fund       Stock Fund              Fund
                                   --------------       ----------              ----
Plan equity at October 1, 1997             $--          $9,711,278                $--
                                           ---          ----------                ---

Increases in plan equity:

  Contributions                          9,646             493,575              5,200
  Dividends                              1,427             267,830                  -
  Interest                                 221              32,223                151

  Realized gain (loss) on
    investments (note 3)                (1,539)            354,202             (1,335)
  Loan activity, net                     6,923             (49,051)             4,501
                                    ----------          ----------         ----------

                                        16,678           1,098,779              8,517
                                    ----------          ----------         ----------


Decreases in plan equity:

  Unrealized appreciation
    (depreciation) of investments      (25,765)         (2,333,738)            (8,431)
  Benefits paid (note 4)                     -            (358,401)              (187)
  Transfers (to) from other
    employee benefit plans                   -             (16,656)                 -
  Interfund transfers, net             148,587             337,306             41,737
                                    ----------          ----------         ----------

                                       122,822          (2,371,489)            33,119
                                    ----------          ----------         ----------


Plan equity at September 30, 1998     $139,500          $8,438,568            $41,636
                                      ========          ==========            =======


The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                      Statements of Changes in Plan Equity

                                                                                           1998, cont.

                                   "OTC"                Asset             Asset Mgr.          Asset Mgr.        Mid Cap Value
                                Portfolio Fd.        Manager Fund         Income Fund         Growth Fund       Portfolio Fund
                                -------------        ------------         -----------         -----------       --------------
Plan equity at October 1, 1997      $2,096,966            $966,047             $73,122            $992,028                $--
                                    ----------            --------             -------            --------                ---

Increases in plan equity:
  Contributions                        250,172              74,257              15,448             166,605             34,325
  Dividends                            234,320              91,620               5,879             116,109                  -
  Interest                               9,258               2,605                  71               3,741                521

  Realized gain (loss) on
    investments (note 3)                94,079              26,839               4,983              20,698             (5,354)
  Loan activity, net                    (7,689)              2,784                (799)             (3,857)             3,144
                                   -----------          ----------          ----------          ----------         ----------

                                       580,140             198,105              25,582             303,296             32,636
                                   -----------          ----------          ----------          ----------         ----------


Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments     (354,071)            (65,257)             (3,855)            (93,854)           (83,021)
  Benefits paid (note 4)               (63,377)             (7,398)                 (7)            (15,955)            (1,081)
  Transfers (to) from other
    employee benefit plans                   -                   -                   -             (10,398)                 -
  Interfund transfers, net             (21,545)            (74,374)               (527)            261,697            510,296
                                   -----------          ----------          ----------          ----------         ----------

                                      (438,993)           (147,029)             (4,389)            141,490            426,194
                                   -----------          ----------          ----------          ----------         ----------


Plan equity at September 30,1998    $2,238,113          $1,017,123             $94,315          $1,436,814           $458,830
                                    ==========          ==========             =======          ==========           ========

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.
                      Statements of Changes in Plan Equity

                                    Value                Loan
                                Portfolio Fund      Portfolio Fund           Total
                                --------------      --------------           -----
Plan equity at October 1, 1997              $--          $2,295,906        $81,318,043
                                            ---          ----------        -----------

Increases in plan equity:
  Contributions                           8,519                   -          5,912,522
  Dividends                                 331                   -          1,833,596
  Interest                                   73                   -          3,076,524

  Realized gain (loss) on
    investments (note 3)                 (1,156)                  -          1,133,527
  Loan activity, net                        681             140,512                  -
                                     ----------          ----------         ----------

                                          8,448             140,512         11,956,169
                                     ----------          ----------         ----------


Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments       (12,183)                  -         (3,613,202)
  Benefits paid (note 4)                   (125)                  -         (4,943,905)
  Transfers (to) from other
    employee benefit plans                    -            (163,576)          (379,764)
  Interfund transfers, net               50,366                   -                  -
                                     ----------          ----------         ----------

                                         38,058            (163,576)        (8,936,871)
                                     ----------          ----------         ----------


Plan equity at September 30,1998        $46,506          $2,272,842        $84,337,341
                                        =======          ==========        ===========


The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Statements of Changes in Plan Equity, Continued


                                                                                  1997

                                 Commingled       Specialized         Money         Fixed Income       Armstrong
                                 Equity Fund      Equity Fund      Market Fund          Fund          Stock Fund
                                 -----------      -----------      -----------          ----          ----------

Plan equity at October 1, 1996    $4,883,660       $8,578,636         $416,000      $43,406,405        $9,386,415
                                  ----------       ----------         --------      -----------        ----------

Increases in plan equity:
  Contributions                      396,153          925,416           82,926        3,529,199           552,192
  Dividends                          161,332          305,919           31,777                -           244,989
  Interest                            13,762           29,295            4,814        2,900,183            25,355

  Realized gain on investments
    (note 3)                         351,366          260,242                -                -           550,950
  Unrealized appreciation of
     investments                   1,580,784        2,365,599                -                -           161,770
  Loan activity, net                (130,980)        (126,204)         (29,492)        (115,061)          (48,374)
                                  ----------       ----------         --------      -----------        ----------

                                   2,372,417        3,760,267           90,025        6,314,321         1,486,882
                                  ----------       ----------         --------      -----------        ----------



Decreases in plan equity:
  Benefits paid (note 4)            (374,928)        (596,146)         (51,747)      (4,048,400)         (548,329)
  Transfers (to) from other
    employee benefit plans            (1,542)         (75,341)               -          (20,335)          (16,068)
  Interfund transfers, net           576,389         (402,361)         279,415           75,961          (597,622)
                                  ----------       ----------         --------      -----------        ----------

                                     199,919       (1,073,848)         227,668       (3,992,774)       (1,162,019)
                                  ----------       ----------         --------      -----------        ----------


Plan equity at September 30,1997  $7,455,996      $11,265,055         $733,693      $45,727,952        $9,711,278
                                  ==========      ===========         ========      ===========        ==========




               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Statements of Changes in Plan Equity, Continued

                                                                 1997
                                        "OTC"            Asset        Asset Mgr.       Asset Mgr.          Loan
                                    Portfolio Fd.     Manager Fund   Income Fund      Growth Fund     Portfolio Fund        Total
                                    -------------     ------------   -----------      -----------     --------------        -----

Plan equity at October 1, 1996        $1,436,335         $699,182       $105,627         $709,448        $1,906,340      $71,528,048

                                      ----------         --------       --------         --------        ----------      -----------


Increases in plan equity:
  Contributions                          217,619           62,467         11,615          121,049                 -        5,898,636

  Dividends                              118,866           63,179          7,829           60,481                 -          994,372


  Interest                                 7,442            1,002            105            2,598                 -        2,984,556


  Realized gain on investments
    (note 3)                              76,022            9,140          2,061           37,700                 -        1,287,481

  Unrealized appreciation of
     investments                         305,789          108,924          2,094          127,853                 -        4,652,813

  Loan activity, net                       4,074          (25,281)           460          (21,317)          492,175
                                      ----------         --------       --------         --------        ----------      -----------


                                         729,812          219,431         24,164          328,364           492,175       15,817,858

                                        --------         --------        -------         --------          --------      -----------




Decreases in plan equity:
  Benefits paid (note 4)                 (94,168)         (24,466)        (1,587)         (49,821)                -      (5,789,592)

  Transfers (to) from other
    employee benefit plans                     -          (12,062)             -          (10,314)         (102,609)       (238,271)

  Interfund transfers, net                24,987           83,962        (55,082)          14,351                 -               -
                                      ----------         --------       --------         --------        ----------      -----------


                                         (69,181)          47,434        (56,669)         (45,784)         (102,609)     (6,027,863)

                                        --------          -------        --------         --------        ---------      ----------


Plan equity at September 30,1997      $2,096,966         $966,047        $73,122         $992,028        $2,295,906     $81,318,043
                                      ==========         ========        =======         ========        ==========     ===========


The accompanying notes are an integral part of the financial statements.

                                                                     (Continued)

               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Statements of Changes in Plan Equity, Continued


                   1996

                                                   Commingled      Specialized         Money        Fixed Income         Armstrong
                                                  Equity Fund      Equity Fund      Market Fund          Fund           Stock Fund
                                                  -----------      -----------      -----------          ----           ----------


Plan equity at October 1, 1995                     $5,767,464      $11,315,817         $540,741      $52,340,946       $10,507,047

                                                   ----------      -----------         --------      -----------       -----------


Increases in plan equity:
  Contributions                                       391,706        1,366,042          121,611        4,511,659           651,984

  Dividends                                           175,391        2,450,944           31,527                -           284,330

  Interest                                             11,647           27,737            2,993        3,439,151            27,919


  Realized gain on investments
    (note 3)                                        1,054,113          509,001                -                -         1,338,682

  Loan activity, net                                  (43,609)        (114,351)         (24,188)         (54,773)           40,571
                                                   ----------      -----------         --------      -----------       -----------


                                                    1,589,248        4,239,373          131,943        7,896,037         2,343,486
                                                   ----------      -----------         --------      -----------       -----------




Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments                    (105,009)      (2,583,323)               -                -           (69,393)

  Benefits paid (note 4)                             (746,345)        (847,736)        (114,511)      (4,314,524)         (681,467)

  Transfers (to) from other
    employee benefit plans                         (1,847,282)      (3,236,368)        (120,751)     (11,735,341)       (2,512,660)

  Interfund transfers, net                            225,584         (309,127)         (21,422)        (780,713)         (200,598)

                                                   ----------      -----------         --------      -----------       -----------


                                                   (2,473,052)      (6,976,554)        (256,684)     (16,830,578)       (3,464,118)

                                                   ----------      -----------         --------      -----------       -----------



Plan equity at September 30,1996                   $4,883,660       $8,578,636         $416,000      $43,406,405        $9,386,415

                                                   ==========       ==========         ========      ===========        ==========





               RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Statements of Changes in Plan Equity, Continued




                                             1996


                                          "OTC"          Asset        Asset Mgr.     Asset Mgr.          Loan
                                       Portfolio Fd.   Manager Fund   Income Fund    Growth Fund     Portfolio Fund        Total
                                       -------------   ------------   -----------    -----------     --------------        -----

Plan equity at October 1, 1995            $657,654       $850,760       $103,847       $733,731        $2,381,480      $85,199,487
                                          --------       --------       --------       --------        ----------      -----------

Increases in plan equity:
  Contributions                            174,556         91,334         12,725        123,321                 -        7,444,938
  Dividends                                156,848         33,031          5,802         11,678                 -        3,149,551
  Interest                                   4,912          2,722            112          1,989                 -        3,519,182

  Realized gain on investments
    (note 3)                                53,313         33,020            934         50,214                  -       3,039,277
  Loan activity, net                         3,277            427           (717)        (2,282)         195,645                 -

                                          --------       --------       --------       --------        ----------      -----------

                                           392,906        160,534         18,856        184,920          195,645        17,152,948

                                          --------       --------       --------       --------        ----------      -----------



Decreases in plan equity:
  Unrealized appreciation
    (depreciation) of investments           (6,112)        27,374            688         44,495                 -       (2,691,280)
  Benefits paid (note 4)                   (47,221)       (96,915)       (21,390)       (35,812)                -       (6,905,921)
  Transfers (to) from other
    employee benefit plans                (433,448)      (342,700)       (10,568)      (317,283)         (670,785)     (21,227,186)
  Interfund transfers, net                 872,556        100,129         14,194         99,397                 -                -

                                          --------       --------       --------       --------        ----------      -----------

                                           385,775       (312,112)       (17,076)      (209,203)         (670,785)     (30,824,387)
                                          --------       ---------       --------      ---------         ---------     ------------


Plan equity at September 30,1996        $1,436,335       $699,182       $105,627       $709,448        $1,906,340      $71,528,048
                                        ==========       ========       ========       ========        ==========      ===========


The accompanying notes are an integral part of the financial statements.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                          Notes to Financial Statements

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a) Basis of Presentation
         ---------------------

         The accompanying financial statements have been prepared on the accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded.

     (b) Investments in Master Trust
         ---------------------------

         The fair value of the commingled equity, specialized equity, low-priced stock, global equity portfolio, overseas, "OTC" portfolio, Asset Manager, Asset Manager income, Asset Manager growth, mid cap value portfolio and value portfolio is based on the underlying market value of the investments. The money market fund is stated at cost which approximates fair value. The fixed income fund is comprised of guaranteed interest rate contracts within the Master Trust which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements. The value of the Armstrong stock fund is based on quoted market price. The value of the loan portfolio fund represents the unpaid principal of employee loans.

         Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

         Realized gains and losses on investments are determined by the average cost method.

     (c) Expenses
         --------

         All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong World Industries, Inc. (the Company)

(2)  Plan Description

     The Company has adopted the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. (the Plan). The Plan is a defined contribution plan established for the purpose of providing to eligible hourly-paid employees a means for long-term savings intended for the accumulation of retirement income in addition to that provided under other retirement plans maintained for the benefit of employees.

     Participants may elect to make contributions to the Plan in each of the following methods:

     1. Up to 15% of their before-tax compensation, as deferred compensation as permitted under Section 401(k) of the Internal Revenue Code.

     2. Up to 10% of their after-tax compensation.


     Separate accounts are maintained for contributions made by or on behalf of a participant. The accounts in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

     Participants have an immediate 100 percent vested interest with respect to their contributions and are fully vested with regard to any previously made matching company contributions.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

(3)  Investments in Master Trust
     ---------------------------

     Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options: a commingled equity mutual fund (Fidelity U.S. Equity Index Portfolio), a specialized equity mutual fund (Fidelity Magellan), a low-priced stock fund (Fidelity Low-Priced Stock Fund), a money market mutual fund (Fidelity Retirement Money Market Portfolio), a fixed income fund (Interest Income
     Fund), a global equity mutual fund (Morgan Stanley Institutional Fund, Inc.
     - Global Equity Portfolio), an Armstrong stock fund, an overseas fund (Fidelity Overseas Fund), an "OTC" mutual fund (Over-the-counter Portfolio), three Asset Manager mutual funds (Fidelity Asset Manager Fund, Fidelity Asset Manager: Income Fund, and Fidelity Asset Manager: Growth
     Fund), and two value-oriented mutual funds (Miller, Anderson & Sherrard, LLP Value Portfolio and Miller, Anderson & Sherrard, LLP Mid Cap Value Portfolio). The Plan utilizes the Trustee and associated investment managers to direct investment activity. The Plan participates in all fourteen investment alternatives.

     The following is a brief description of the investment funds to which Plan participants can elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

     1. Commingled Equity Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks. At September 30, 1998, there were 467 active participants in this investment fund.

     2. Specialized Equity Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers. At September 30, 1998, there were 735 active participants in this investment fund.

     3. Low-priced Stock Fund - This fund seeks capital appreciation through investments in mainly U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. At September 30, 1998, there were 40 active participants in this investment fund.

     4. Money Market Fund - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper. At September 30, 1998, there were 78 active participants in this investment fund.

     5. Fixed Income Fund - Contributions to this fund are invested in the general accounts of insurance companies and are credited at contracted interest rates. Invested principal and accumulated interest amounts are guaranteed against loss by the insurance company. Credited interest rates are reset periodically during the plan year. At September 30, 1998, the interest rates ranged between 5.45% and 8.26%. At September 30, 1997, the interest rates ranged between 5.53% and 8.26%. The average yields for the plan year ended September 30, 1998 and September 30, 1997 were 6.27% and 6.31%, respectively. The fair value of the contracts approximate cost. At September 30, 1998, there were 1,920 active participants in this investment fund.

     6. Global Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world, after a detailed analysis by local country investment experts. It seeks to increase the value of the investment over the long term through growth of capital. At September 30, 1998, there were 27 active participants in this investment fund.

     7. Armstrong Stock Fund - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. At September 30, 1998, there were 1,063 active participants in this investment fund. Common stock shares held by the fund at September 30, 1998 and 1997 were 157,730 and 144,808, respectively.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

     8. Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments. At September 30, 1998, there were 17 active participants in this investment fund.

     9. OTC Portfolio Fund - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments. At September 30, 1998, there were 225 active participants in this investment fund.

     10. Asset Manager Fund - An asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term. At September 30, 1998, there were 96 active participants in this investment fund.

     11. Asset Manager - Income Fund - An asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation. At September 30, 1998, there were 26 active participants in this investment fund.

     12. Asset Manager - Growth Fund - An asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term. At September 30, 1998, there were 153 active participants in this investment fund.

     13. Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price It seeks to provide above-average long-term returns. At September 30, 1998, there were 74 active participants in this investment fund.

     14. Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued. At September 30, 1998, there were 18 active participants in this fund.

The Loan Portfolio Fund represents the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines. At September 30, 1998, there were 473 loans outstanding.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

The following table presents the cost and estimated fair values of the investments in securities of the Master Trust at September 30, 1998 and 1997:

                                          September 30, 1998                     September 30, 1997
                                          ------------------                     ------------------
        Investment                        Cost         Fair Value                Cost         Fair Value
        ----------                        ----         ----------                ----         ----------
Commingled equity                   $5,084,737         $8,583,441          $4,055,518         $7,455,996
Specialized equity                  10,263,076         12,540,209           8,303,434         11,265,055
Low-priced stock                       215,448            168,683                   -                  -
Money market                           582,926            582,926             733,693            733,693
Fixed income                        46,277,835         46,277,835          45,727,952         45,727,952
Global equity portfolio                165,265            139,500                   -                  -
Armstrong stock                      7,112,972          8,438,568           6,051,944          9,711,278
Overseas                                50,067             41,636                   -                  -
OTC portfolio                        2,172,671          2,238,113           1,677,453          2,096,966
Asset manager                          924,767          1,017,123             808,434            966,047
Asset manager income                    91,920             94,315              66,872             73,122
Asset manager growth                 1,312,490          1,436,814             773,850            992,028
Mid cap value portfolio                541,851            458,830                   -                  -
Value portfolio                         58,689             46,506                   -                  -
Loan portfolio                       2,272,842          2,272,842           2,295,906          2,295,906
                                     ---------          ---------           ---------          ---------
                                    77,127,556         84,337,341         $70,495,056        $81,318,043
                                    ==========         ==========         ===========        ===========


The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 1998, 1997, and 1996 are presented below:

                                        Aggregate            Aggregate            Realized
            1998                         Proceeds                 Cost         Gain (Loss)
            ----                         --------                 ----         -----------
Commingled equity                      $1,405,186           $1,115,270            $289,916
Specialized equity                      3,886,313            3,533,654             352,659
Low-priced stock                           10,083               10,548               (465)
Global equity portfolio                    24,746               26,285             (1,539)
Armstrong stock                           958,311              604,109             354,202
Overseas                                   30,474               31,809             (1,335)
OTC portfolio                           3,943,120            3,849,041              94,079
Asset manager                             234,620              207,781              26,839
Asset manager income                       51,173               46,190               4,983
Asset manager growth                      348,024              327,326              20,698
Mid cap value portfolio                    66,556               71,910             (5,354)
Value portfolio                             7,977                9,133             (1,156)
                                      -----------           ----------          ----------
                                      $10,966,583           $9,833,056          $1,133,527
                                      ===========           ==========          ==========

            1997
Commingled equity                      $1,225,383             $874,017            $351,366
Specialized equity                      3,517,283            3,257,041             260,242
Armstrong stock                         1,497,284              946,334             550,950
OTC portfolio                           3,026,966            2,950,944              76,022
Asset manager                             116,680              107,540               9,140
Asset manager income                       80,693               78,632               2,061
Asset manager growth                      253,077              215,377              37,700
                                       ----------           ----------          ----------
                                       $9,717,366           $8,429,885          $1,287,481
                                       ==========           ==========          ==========

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

                                        Aggregate            Aggregate            Realized
1996                                     Proceeds                 Cost         Gain (Loss)
----                                     --------                 ----         -----------
Commingled equity                      $2,844,308           $1,790,195          $1,054,113
Specialized equity                      8,058,491            7,549,490             509,001
Armstrong stock                         3,660,766            2,322,084           1,338,682
OTC portfolio                           1,393,457            1,340,144              53,313
Asset manager                             514,737              481,717              33,020
Asset manager income                       54,345               53,411                 934
Asset manager growth                      453,629              403,415              50,214
                                      -----------          -----------          ----------
                                      $16,979,733          $13,940,456          $3,039,277
                                      ===========          ===========          ==========

(4)  Benefits
     --------

     Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

     In addition, an active employee may elect to withdraw all or any part of his account attributable to his after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12 month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts. A Tax-Deductible (MIRA) Account holds contributions made to the Plan before January 1, 1987. No new contributions may be made to this account.

     Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his balance or $50,000. The money borrowed must come from the Sheltered, Rollover, and Standard Accounts. Before-tax contributions are made to the Sheltered Account and after-tax contributions are made to the Standard Account. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Savings Plan Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

(5)  Obligation for Benefits
     -----------------------

     All the funds of the Plan are held by investing institutions appointed by the Company under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. The Company has no legal obligation to make any direct payment of benefits accrued under the Plan.

     Except as may be provided in an investment contract, neither the Company nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit hereunder. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(6)  Federal Income Taxes
     --------------------

     By a letter dated February 13, 1996, the Internal Revenue Service has determined and informed the Company that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes.

                RETIREMENT SAVINGS PLAN FOR HOURLY-PAID EMPLOYEES
                       OF ARMSTRONG WORLD INDUSTRIES, INC.

                   Notes to Financial Statements, (Continued)

     (7) Master Trust Agreement
         ----------------------

         Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries,
         Inc. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 1998 and 1997:


                                                September 30, 1998                      September 30, 1997
                                                       Cost         Fair Value                Cost         Fair Value
                                                       ----         ----------                ----         ----------
Money market fund                                 7,277,128          7,277,128           4,332,728          4,332,728
Armstrong common stock fund                      15,494,806         18,779,265          13,793,357         22,471,238
Registered investment companies                 137,463,217        184,878,481         111,940,786        167,806,037
Fixed income insurance contracts                180,069,533        180,069,533         176,728,629        176,728,629
Loan portfolio                                    7,298,722          7,298,722           6,869,084          6,869,084
                                                  ---------          ---------           ---------          ---------
     Total investments in Master Trust          347,603,406        398,303,129         313,664,584        378,207,716
                                                ===========        ===========         ===========        ===========

Plan's interest in Master Trust                  77,127,556         84,337,341          70,495,056         81,318,043
Plan's percentage in Master Trust                     22.2%              21.2%               22.5%              21.5%


During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value as follows:

                                                                    1998                   1997
                                                                    ----                   ----
Net appreciation (depreciation) in fair value of investments in the Fidelity Management Trust
  Company Master Trust                                        (6,524,510)            40,903,095
Allocated net appreciation (depreciation) in fair value of
  investments in the Master Trust                             (2,479,675)             5,940,294

During 1998 and 1997, interest and dividends were as follows:

                                                                    1998                   1997
                                                                    ----                   ----
Interest and dividends in Fidelity
   Management Trust Company
   Master Trust                                               23,337,613             17,683,902
Allocated interest and dividends from
   investment in Master Trust                                  4,910,120              3,978,928

All of the above information was certified by the trustee at September 30, 1998 and 1997 and for the years then ended.

                         Independent Auditors' Report
                         ----------------------------

The Retirement Committee
Armstrong World Industries, Inc.:


We have audited the accompanying statements of net assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 1998 and 1997 and the related statements of changes in plan equity for each of the years in the three-year period ended September 30, 1998. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Retirement Savings
Plan for Hourly-Paid Employees of Armstrong World Industries, Inc. as of September 30, 1998 and 1997 and the changes in its plan equity for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets and the statements of changes in plan equity is presented for purposes of additional analysis rather than to present the net assets and changes in plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                              KPMG LLP



Philadelphia, PA
March 11, 1999

                                 EXHIBIT INDEX


23   Consent of Independent Auditors